United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June 2023

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vale plans to offer notes due 2033

Rio de Janeiro, June 7, 2023 – Vale S.A. (“Vale”) hereby announces that its wholly owned subsidiary Vale Overseas Limited (“Vale Overseas”) plans to offer notes due 2033 guaranteed by Vale. Vale intends to use a portion of the net proceeds of the offering to fund the purchase price of certain notes issued by Vale and Vale Overseas, tendered and accepted for purchase pursuant to the tender offers announced on June 7, 2023, and the remainder for general corporate purposes.

The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guarantees will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Scotia Capital (USA) Inc., are acting as global coordinators and joint bookrunners, and Credit Agricole Securities (USA) Inc., MUFG Securities Americas Inc. and SMBC Nikko Securities America, Inc. are acting as joint bookrunners.

The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed with the U.S. Securities Exchange Commission (“SEC”). Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. at + 1 (800) 831-9146 (US toll free), J.P. Morgan Securities LLC at +1 (212) 834-4045 (collect) or +1 (866) 834-4666 (US toll free), Scotia Capital (USA) Inc. at +1 (833) 498-1660 (US toll free), Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (US toll free), MUFG Securities Americas Inc. at +1 (877) 649-6848 (US toll free), or SMBC Nikko Securities America, Inc at +1 (888) 868-6856 (US toll free).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 7, 2023		Head of Investor Relations